UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO SECTION 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period Ended	Commission File Number
November 12, 2009	001-33916

ASIA SPECIAL SITUATION ACQUISITION CORP.
(Exact name of registrant as specified in its charter)

CAYMAN ISLANDS
(Jurisdiction of Incorporation or Organization)

c/o M&C Corporate Services Limited
P.O. Box 309 GT, Ugland House
South Church Street
George Town, Grand Cayman
Cayman Islands
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20F- or Form 40-F.
Form 20-F  ☒                                     Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes  ☐                                                No ☒

                   If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):     N/A

Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

On November 12, 2009, Geoffrey W. Holmes resigned as the Chief Executive Officer of Asia Special Situation Acquisition Corp. (the “Company”).  There was no disagreement or dispute between Mr. Holmes and the Company which led to his resignation.

Financial Statements and Exhibits.

(a)           Financial statements of businesses acquired

Not applicable.

(b)           Pro forma financial information

Not applicable.

(c)           Shell company transactions

Not Applicable.

(d)           Exhibits

None.

         SIGNATURES

                    Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report on Form 6-K to be signed on its behalf by the undersigned, hereunto duly authorized.

ASIA SPECIAL SITUATION ACQUISITION CORP.

November 13, 2009	By:	/s/ Gary T. Hirst
Dr. Gary T. Hirst
President